FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-148157

For the Month of February, 2008

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

Table of Contents

1.  [Translation in English]

     News Release

     Notice Regarding Changes in Directors and Corporate Auditors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: February 29, 2008	By:	/s/ Toru Hasegawa
Toru Hasegawa
General Manager Shareholder Relations & Legal Dept.

February 29, 2008
Notice Regarding Changes in Directors and Corporate Auditors
Mitsui Sumitomo Insurance Company, Limited hereby announces that the Company has resolved at the meeting of the Board of Directors held on February 29, 2008, concerning changes in directors and corporate auditors as follows:

Changes in Directors and Corporate Auditors

1. Change in Representative

Representative Director to Retire (March 31, 2008)

Ken Ebina	Representative Director
Director
Vice President Executive Officer
(To become Special Advisor of the Company)

2. Change in other Directors and Corporate Auditors

(1)	Candidates for Directors (To assume office following an extraordinary shareholders’ meeting scheduled April 1, 2008)

	Director Managing Executive Officer	Koichi Kubota	Managing Executive Officer General Manager of Tokyo Div. and General Manager for Claims Service Innovation, Tokyo Div.

	Director Managing Executive Officer General Manager of Claims Div.	Yukihiro Kawazu	Managing Executive Officer General Manager of Kyushu Div. and General Manager for Claims Service Innovation, Kyushu Div.

(2)	Directors to Retire (March 31, 2008)

		Isamu Endo	Director
Senior Executive Officer
(To become Senior Managing Director of Mitsui Sumitomo Insurance Group Holdings, Inc.)

		Toshihiko Seki	Outside Director
(part-time)
(To become Outside Director (part-time) of Mitsui Sumitomo Insurance Group Holdings, Inc.)

(3)	Candidates for Corporate Auditors (To assume office following an extraordinary shareholders’ meeting scheduled April 1, 2008)

	Standing Corporate Auditor (full-time)	Kenichi Enami	President and Director of InterRisk Research Institute & Consulting, Inc.

	Standing Corporate Auditor (full-time)	Kazuo Araya	Managing Executive Officer General Manager of Tokyo Commercial Business Div. 1st and General Manager for Claims Service Innovation, Tokyo Commercial Business Div. 1st

(4)	Corporate Auditor to Retire (following an extraordinary shareholders’ meeting scheduled April 1, 2008)

		Takashi Yamashita	Standing Corporate Auditor
(full-time)
(To become Corporate Auditor (full-time) of Mitsui Sumitomo Insurance Group Holdings, Inc.)

(5)	Candidate for Corporate Auditor (To assume office following the annual shareholders’ meeting scheduled late June, 2008)

	Standing Corporate Auditor	Takashi Yamashita
(full-time)

(6)	Corporate Auditor to Retire (following the annual shareholders’ meeting scheduled late June, 2008)

		Sanpei Nozaki	Standing Corporate Auditor
(full-time)

3. Change in Executive Officers

(1)	Candidates for Executive Officers (To assume office April 1, 2008)

	Director	Susumu Fujimoto	Director
Managing Executive Officer

	Executive Officer General Manager of Information Technology Planning Dept.	Toshihide Okazaki	Associate Director General Manager of Information Technology Planning Dept.

	Executive Officer General Manager of General Production Dept. 2nd, Tokyo Commercial Business Div. 1st	Atsushi Yagi	General Manager of General Production Dept. 2nd, Tokyo Commercial Business Div. 1st

	Executive Officer Deputy General Manager of Underwriting Div. and General Manager of Automobile Underwriting Dept.	Seiichi Ota	Associate Director General Manager of Office Processing Dept.

	Executive Officer General Manager of Corporate Quality Control Dept.	Noriyuki Hara	Associate Director General Manager of Automobile Underwriting Dept.

	Executive Officer General Manager of Kansai Automobile Div. and General Manager for Claims Support Innovation, Kansai Automobile Div.	Yuji Nishio	General Manager of Fukuoka Automobile Production Dept., Kyushu Div.

	Executive Officer General Manager of Corporate Planning Dept.	Shiro Fujii	General Manager of Corporate Planning Dept.

(2)	Executive Officers to Retire (March 31, 2008)

	Yoshihiko Mikuni	Vice President Executive Officer
(To become President and Director of MSK Insurance Center Company, Limited)

	Toshihiro Nakagawa	Senior Executive Officer General Manager of Kanto & Koshinetsu Div. and General Manager for Claims Service Innovation, Kanto & Koshinetsu Div.
(To become Senior Managing Director of Mitsui Sumitomo Insurance Group Holdings, Inc.)

	Shigeru Kondo	Executive Officer General Manager of Gunma Branch, Kanto & Koshinetsu Div.
(To become President and Director of Mitsui Direct General Insurance Company, Limited)

	Toshio Yagi	Executive Officer
(President and Director of MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited)

	Shizuka Sasaki	Executive Officer General Manager of Marketing & Sales Promotion Dept.
(To become President and Director of Mitsui Sumitomo Kirameki Life Insurance Company, Limited)

(3)	Executive officers to be promoted (April 1, 2008)

	Senior Executive Officer General Manager of Nagoya Commercial Business Div. and General Manager for Claims Support Innovation, Nagoya Commercial Business Div.	Ichiro Iijima	Managing Executive Officer General Manager of Nagoya Commercial Business Div. and General Manager for Claims Service Innovation, Nagoya Commercial Business Div.

	Director	Yasuyoshi Karasawa	Director
	Senior Executive Officer		Managing Executive Officer

Managing Executive Officer General Manager of Kanagawa & Shizuoka Div. and General Manager for Claims Support Innovation, Kanagawa & Shizuoka Div.	Keizo Yamamoto	Executive Officer General Manager of Kanagawa & Shizuoka Div. and General Manager for Claims Service Innovation, Kanagawa & Shizuoka Div.

Managing Executive Officer General Manager of Kanto & Koshinetsu Div. and General Manager for Claims Support Innovation, Kanto & Koshinetsu Div.	Junichi Ui	Executive Officer General Manager of Shikoku Div. and General Manager for Claims Service Innovation, Shikoku Div.

Managing Executive Officer General Manager of Tokyo Commercial Business Div. 1st and General Manager for Claims Support Innovation, Tokyo Commercial Business Div. 1st	Masamichi Irie	Executive Officer General Manager of East Asia & India Div.

Managing Executive Officer	Katsuhiko Kaneyoshi	Executive Officer General Manager of Kansai Automobile Div. and General Manager for Claims Service Innovation, Kansai Automobile Div.

Supplement
The management (directors and executive officers) to launch on the day of an extraordinary shareholders’ meeting scheduled April 1, 2008.

Chairman and Director	Yoshiaki Shin

President and Director President and CEO (Representative Director)	Toshiaki Egashira

Director Senior Executive Officer	Hiromi Asano

Senior Executive Officer
General Manager of Underwriting Div.
General Manager of Financial & Governmental Institutions Business Promotion Div. and General Manager for Claims Support Innovation, Financial & Governmental Institutions Business Promotion Div.
Kazuo Kondo

Senior Executive Officer General Manager of Nagoya Commercial Business Div. and General Manager for Claims Support Innovation, Nagoya Commercial Business Div.	Ichiro Iijima

Director Senior Executive Officer	Yasuyoshi Karasawa

Director Managing Executive Officer	Koichi Kubota

Director Managing Executive Officer General Manager of Financial Service Div.	Katsuaki Ikeda

Managing Executive Officer General Manager of Osaka Commercial Business Div. and General Manager for Claims Support Innovation, Osaka Commercial Business Div.	Hideharu Nishida

Director Managing Executive Officer	Hitoshi Ichihara

Managing Executive Officer General Manager of Tokyo Commercial Business Div. 1st and General Manager for Claims Support Innovation, Tokyo Commercial Business Div. 1st	Toshio Irie

Managing Executive Officer General Manager of Tokyo Div. and General Manager for Claims Support Innovation, Tokyo Div.	Hironobu Nanba

Managing Executive Officer General Manager of Kansai Div. and General Manager for Claims Support Innovation, Kansai Div.	Koji Amano

Director Managing Executive Officer	Susumu Fujimoto

Managing Executive Officer General Manager of Kanagawa & Shizuoka Div. and General Manager for Claims Support Innovation, Kanagawa & Shizuoka Div.	Keizo Yamamoto

Director Managing Executive Officer General Manager of Claims Div.	Yukihiro Kawazu

Managing Executive Officer General Manager of Kanto & Koshinetsu Div. and General Manager for Claims Support Innovation, Kanto & Koshinetsu Div.	Junichi Ui

Managing Executive Officer General Manager of Tokyo Commercial Business Div. 1st and General Manager for Claims Support Innovation, Tokyo Commercial Business Div. 1st	Masamichi Irie

Managing Executive Officer	Katsuhiko Kaneyoshi

Executive Officer General Manager of Chiba & Saitama Div. and General Manager for Claims Support Innovation, Chiba & Saitama Div.	Makoto Toyoshima

Executive Officer General Manager of Chubu Div. and General Manager for Claims Support Innovation, Chubu Div.	Yukio Higuchi

Executive Officer General Manager of East Asia and India Div.	Susumu Ichihara

Executive Officer General Manager of Chugoku Div. and General Manager for Claims Support Innovation, Chugoku Div.	Yasuo Kishimoto

Executive Officer General Manager of Kyushu Div. and General Manager for Claims Support Innovation, Kyushu Div.	Shuhei Horimoto

Executive Officer General Manager of Shikoku Div. and General Manager for Claims Support Innovation, Shikoku Div.	Hirofusa Matsukuma

Executive Officer
General Manager of Tokyo
Automobile Div. and
General Manager for Claims
Support Innovation, Tokyo
Automobile Div.
General Manager of Automobile
Business Promotion Div. and
General Manager for Claims
Support Innovation, Automobile
Business Promotion Div.
Mitsuaki Matsumoto

Executive Officer General Manager of Tohoku Div. and General Manager for Claims Support Innovation, Tohoku Div.	Jun Utamaru

Executive Officer General Manager of Hokkaido Div. and General Manager for Claims Support Innovation, Hokkaido Div.	Masaaki Nishikata

Executive Officer Mitsui Sumitomo Marine Management (U.S.A.) Inc. CEO	Tetsuro Kihara

Executive Officer General Manager of Information Technology Planning Dept.	Toshihide Okazaki

Executive Officer General Manager of General Production Dept. 2nd, Tokyo Commercial Business Div. 1st	Atsushi Yagi

Executive Officer Deputy General Manager of Underwriting Div. and General Manager of Automobile Underwriting Dept.	Seiichi Ota

Executive Officer General Manager of Corporate Quality Control Dept.	Noriyuki Hara

Executive Officer General Manager of Kansai Automobile Div. and General Manager for Claims Support Innovation, Kansai Automobile Div.	Yuji Nishio

Executive Officer General Manager of Corporate Planning Dept.	Shiro Fujii

Director (part-time)	Eiko Kono

Director (part-time)	Kenji Koroyasu

Director (part-time)	Iwao Taka

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.